Ex99.43

Routemaster Capital Signs LOI to Acquire 20% Interest in Valour Structured Products, a Leading Exchange Traded Products Issuer
with a Focus on Digital Assets

TORONTO, Jan. 04, 2021 --

Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce it has entered into a binding Letter of Intent (“LOI”) to acquire a 20% equity interest in Valour Structured Products, Inc. (“Valour”) from certain shareholders of Valour (“Acquisition”).

The LOI contemplates that Routemaster and Valour will promptly negotiate and enter into a definitive agreement (“Definitive Agreement”), together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

In consideration for the Acquisition, Routemaster shall upon closing issue 21,000,000 common shares of the Company at a deemed price of $0.66 per common share to the shareholders of Valour in exchange for 20% of the common shares in the capital of Valour. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of Valour and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

Founded in 2018, Valour Structured Products, Inc. is a company focused on creating exchange traded products in the digital asset space. Following the completion of a seed financing led by leading cryptocurrency investors in 2018, Valour has undertaken regulatory applications required and has received approval to be an issuer of digital asset products on leading European stock markets. Its first product launched was Bitcoin Zero. Bitcoin Zero is the first fully hedged, passive investment product with Bitcoin (“BTC”) as its underlying asset and charges zero management fees. Further highlights on the company’s progress to date:

•	Bitcoin Zero started trading on December 3rd, 2020 on the Nordic Growth Market in Stockholm, Sweden.
•	In the month of December, Bitcoin Zero was in the top 3 most traded Exchange Traded Products on the exchange.
•	It ended the 2020 fiscal year with 6.9 million in assets under management.
•	Product intends to be listed on Boerse, Stuttgart, SIX Stock Exchange and Berne Bourse in Q1 2020.
•	Launch of Ethereum Zero and subsequent digital asset products planned for Q1 2020.

Valour was Co-Founded by Johan Wattenstrom, Founder & Director of Nortide Capital AG. Mr. Wattenstrom was also the founder of XBT Provider, the first synthetic exchange traded product ever launched for BTC in 2015 which currently has 2.9 billion in assets under management.

“Routemaster has led the charge as a first mover in the capital markets to create a diversified portfolio of decentralized financial holdings. Its interests are very much aligned with Valour`s and we are excited to be partnering with Routemaster. We look forward to utilizing our regulatory and technology frameworks developed over the last 3 years to create meaningful Exchange Traded Products with underlying exposure to the DeFi ecosystem in partnership with Routemaster,” said Mr. Wattenstrom.

“Listed cryptocurrency exchange traded products have gone from managing under 3 billion at the start of 2020 to over 25 billion by the end of fiscal 2020, defining a material demand for regulated and listed products that give investors secure exposure to digital assets. We are excited about entering into an LOI to acquire a meaningful stake in Valour within Routemaster. Being the first company to launch a product with zero management fees in a landscape dominated by products with high management fees and subsequently creating yield through innovative lending tactics using DeFi protocols, Valour is exactly the type of company that Routemaster wants to invest in,” said Olivier Roussy Newton, Co-Founder of DeFi Holdings and an advisor to Routemaster.

About Valour Structured Products Ltd.:
Valour Structured Products is a Cayman Island based company focused on issuing Exchange Traded Products with a focus on Digital Assets. Valour also owns 100 % of Catena Fin AG, a Zug, Switzerland based trading desk.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the investment in Luxor; the business of Routemaster and Defi Holdings; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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